Exhibit 99.1

The INX Digital Company Reports Q4 2022 Update and Annual Financial Results

TORONTO, March 31, 2023 /PRNewswire/ -- The INX Digital Company, Inc. (NEO: INXD, OTCQB: INXDF, INXATS: INX) (the "Company" or “INX”), the owner of INX.One, security token and digital asset trading platform, a U.S. broker-dealer and an inter-dealer broker (through its subsidiaries), announced annual financial results as of December 31, 2022.

Investment gains/losses for any particular period are not indicative of quarterly business performance. Earnings of The INX Digital Company, Inc. for the third quarter of 2022 are summarized below.

2022 Annual Financial Highlights:

●	Cash and cash equivalents of $20M plus an additional $9.7M invested in short and mid-term duration U.S. treasury securities and investment-grade corporate bonds.

●	Working capital of $26M.

●	Reserve Fund set aside for the protection of customer funds and maintained in addition to operating funds at $36.0M.

●	2022 revenue at $4.3M year, primarily from transaction fees, an increase in total revenue of 77 percent compared to 2021.

●	2022 net loss from operations of $16M.

INX reports an annual net income of $208M ($1.02 EPS), which includes an unrealized gain on the INX Tokens issued of $226M and INX Token warrants of $8.3M. Under relevant accounting standards, INX Token and token warrants issued are recognized as a liability on the company’s balance sheet. The company's adjusted net loss for 2022, excluding INX Token and token warrant liability, is $26M. The adjusted net loss is a non-IFRS measure.

Noteworthy steps and milestones in 2022 are expected to lead the company forward

During 2022, the company has taken significant actions to put in place innovative technology that allow the pioneering of a new and responsible digital economy. Management focused on forging new and strategic global partnerships and advancing multiple initiatives to expand the company’s services, promote brand recognition and drive future revenues.

The company reached a major milestone when it launched INX. One, the world’s first fully regulated platform integrating cryptocurrency and SEC-registered security token trading, investment opportunities in primary security token offerings, and related capital raise services under a single platform available 24/7 to retail and institutional investors in the U.S. and globally.

INX.One is integrated with multiple public blockchains through INX proprietary technology and is intended to be blockchain agnostic.

INX’s main focus remains on creating a go-to holistic solution for founders and corporate partners to raise capital utilizing SEC-regulated security tokens.

Taking advantage of the path created by the issuance of the INX Token, since the third quarter of 2022 and to date, INX has launched its capital raise services and brought four (4) primary offerings to market, which are available for investment exclusively on INX.One.

It includes Trucpal, a digital financial and tax software company for logistics-industry-based in China; Advent Entertainment, an entertainment, gaming, and virtual reality company based in Utah, US; Treasure Experience, a virtual marine exploration and treasure hunting company based in Florida, US; and TurnCoin, digital trading cards in talented individuals trading platform company, based in Gibraltar. After the completion of the primary raises, security tokens in these entities and projects will be listed on INX.One for trading in the secondary market.

In addition, during 2022, the Millennium Sapphire (“MSTO”) Token was also added for secondary market trading on INX.One. Token holders are entitled to receive dividends from Millennium’s NFT Studio.

Within the cryptocurrency offering, the company offers select digital assets and stablecoins for trading, investing, and funding of accounts. Moreover, the company continues to expand its money transmitter licenses and registrations, allowing the company to offer cryptocurrencies in 43 U.S. states and territories. INX.One also continues to expand its offering to over 160 countries globally.

The company continues to lead in providing solid, sustainable solutions for the future, a critical, much-required effort in today's climate.

In December 2022, the company announced a strategic partnership with SICPA, a global leader in authentication, revenue realization, and secure traceability solutions, to help governments develop innovative and sovereign central bank digital currency ecosystems. The joint venture, incorporated in Switzerland, combines both blockchain-based infrastructure and digital cash technologies to address the key requirements for Central Bank Digital Currencies, including privacy, security, financial inclusion, resilience, and more - paving the way for the development and launch of a secure and scalable environment for all central banks to deploy digital currencies.

As INX predicted, security tokens are beginning to transform the ownership and trading of assets. The company is geared to provide a secure alternative in its multiple uses, such as recovery security tokens, digital bonds, and tokenized shares. As the market for security tokens continues to grow and rapidly expand across multiple blockchains, the company put efforts and resources into educating people worldwide to provide the required clarity of the new standard.

To execute the long-term vision, during 2022, the company strengthened its senior global leadership by filling a key role within the company, the Chief Financial Officer, who plays a strategic role in advancing the company’s vision and navigating the current market and regulatory environment. The company also expanded its Board of Directors to include two global financial leaders, who themselves made the transition from the traditional to the digital economy and will therefore guide and assist in promoting INX’s mission.

INX CEO Shy Datika: We invest in a solid and secure democratization of finance. Five years ago, we chose what we knew was right for our future customers—the path that would keep them safe while providing them with a wealth of opportunities.

We knew it would be a bumpy ride and came prepared to realize our forward-looking vision. The INX way, yet again, proved to be the right one. As industry giants are challenged by regulators, we have armed ourselves with regulations. As investors become more aware and more concerned with the pitfalls of unregulated trading platforms, we can provide a secure and safe harbor. INX puts customers first! We have a fully audited and segregated cash reserve fund as described in our INX Token F-1 prospectus. We maintain 1:1 balances for customers and do not use customer assets. We do not, in any way, shape, or form, leverage or re-invest customer assets. On our INX Securities ATS, customers get full transparency as they control their assets, their keys, and their wallets. We will continue developing new services and technologies to further expand opportunities while keeping our clients safe.

About INX:

INX provides a regulated trading platform for digital securities and cryptocurrencies. With the combination of traditional markets expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and innovative regulatory approach.

About The INX Digital Company, Inc. INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token, in which we raised US$84 million.

The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating a regulated trading platform for blockchain assets, INX’s interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the future. For more information, please visit the INX Group website here.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information“) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates, and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to, the continuous development of the INX trading platform, the offering of non-deliverable cryptocurrency forwards, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information, or otherwise.

The NEO Exchange is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, contact:

The INX Digital Company, Inc.

Investor Relations

+1 855 657 2314

Email: investorrelations@inx.co

For more information, contact:

Liz Whelan

liz@lwprconsulting.com

(312) 315-0160

SOURCE The INX Digital Company, Inc.

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